Exhibit 12.1
PRGX Global, Inc.
Statement Regarding
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	3 months
	ended	Year ended December 31,
	3/31/11	2010	2009	2008	2007	2006
Combined fixed charges and preferred dividends:
Interest expense (including amortization related to indebtedness)	406	1,451	3,229	4,090	15,071	17,145
Interest on uncertain tax positions	(86)	(268)	(299)	(270)	(264)	0
Loss on financial restructuring	0	0	0	0	0	10,047
Estimated portion of rent expense representative of interest	417	1,737	1,726	2,027	2,638	3,285
Dividends on mandatorily redeemable preferred stock	0	0	0	0	487	895

FIXED CHARGES AND PREFERRED DIVIDENDS	737	2,920	4,656	5,847	17,932	31,372

Earnings:

Earnings (loss) from continuing operations before income taxes and discontinued operations	1,493	5,135	18,355	22,532	(5,427)	(22,917)
Add back: Fixed charges	737	2,920	4,656	5,847	17,932	31,372
Interest on uncertain tax positions	86	268	299	270	264	0
Less: Dividends on mandatorily redeemable preferred stock	0	0	0	0	(487)	(895)

EARNINGS	2,316	8,323	23,310	28,649	12,282	7,560

RATIO (EARNINGS / FIXED CHARGES AND PREFERRED DIVIDENDS)	3.1	2.9	5.0	4.9	Less than 1	Less than 1
DEFICIENCY (if less than 1.0)					(5,650)	(23,812)